SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

OVERSEAS SHIPHOLDING GROUP, INC.

(Name of Issuer)

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

69036R 103

(CUSIP Number)

Eric M. Albert

BlueMountain Capital Management, LLC

280 Park Avenue, 12th Floor

New York, New York 10017

212-905-5647

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 11, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 69036R 103

1	NAMES OF REPORTING PERSONS BlueMountain Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 62,421,008
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 62,421,008
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 62,421,008
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.1% (1)
14	TYPE OF REPORTING PERSON (See instructions) IA

(1)	The percentage set forth in Row 13 of this Cover Page is based on the 364,860,858 shares of Class A Common Stock (as defined herein) of the Issuer (as defined herein) outstanding as of February 24, 2016, as reported on the Issuer’s Form 10-K filed with the Securities and Exchange Commission on March 1, 2016.

CUSIP No. 69036R 103

1	NAMES OF REPORTING PERSONS BlueMountain GP Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 62,421,008
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 62,421,008
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 62,421,008
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.1% (1)
14	TYPE OF REPORTING PERSON (See instructions) OO

(1)	The percentage set forth in Row 13 of this Cover Page is based on the 364,860,858 shares of Class A Common Stock of the Issuer outstanding as of February 24, 2016, as reported on the Issuer’s Form 10-K filed with the Securities and Exchange Commission on March 1, 2016.

CUSIP No. 69036R 103

1	NAMES OF REPORTING PERSONS BlueMountain Nautical LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 62,421,008
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 62,421,008
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 62,421,008
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.1% (1)
14	TYPE OF REPORTING PERSON (See instructions) OO

(1)	The percentage set forth in Row 13 of this Cover Page is based on the 364,860,858 shares of Class A Common Stock of the Issuer outstanding as of February 24, 2016, as reported on the Issuer’s Form 10-K filed with the Securities and Exchange Commission on March 1, 2016.

CUSIP No. 69036R 103

1	NAMES OF REPORTING PERSONS BlueMountain Guadalupe Peak Fund L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 62,421,008
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 62,421,008
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 62,421,008
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.1% (1)
14	TYPE OF REPORTING PERSON (See instructions) PN

(1)	The percentage set forth in Row 13 of this Cover Page is based on the 364,860,858 shares of Class A Common Stock of the Issuer outstanding as of February 24, 2016, as reported on the Issuer’s Form 10-K filed with the Securities and Exchange Commission on March 1, 2016.

CUSIP No. 69036R 103

1	NAMES OF REPORTING PERSONS BlueMountain Long/Short Credit GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 62,421,008
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 62,421,008
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 62,421,008
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.1% (1)
14	TYPE OF REPORTING PERSON (See instructions) OO

(1)	The percentage set forth in Row 13 of this Cover Page is based on the 364,860,858 shares of Class A Common Stock of the Issuer outstanding as of February 24, 2016, as reported on the Issuer’s Form 10-K filed with the Securities and Exchange Commission on March 1, 2016.

CUSIP No. 69036R 103

Item 1. Security of the Issuer.

This Amendment No. 1 amends the Schedule 13D filed with the Securities and Exchange Commission on August 15, 2014 (the “Schedule 13D”), relating to the shares of Class A Common Stock, par value $0.01 per share (the “Class A Common Stock”), of Overseas Shipholding Group, Inc., a Delaware corporation (“OSG” or the “Issuer”). The Issuer’s principal executive office is located at 1301 Avenue of the Americas, New York, NY 10019. Unless specifically amended hereby, the disclosures set forth in the Schedule 13D remain unchanged.

Item 2. Identity and Background.

Paragraphs (a), (b), (c) and (f) of Item 2 of the Schedule 13D are hereby deleted and replaced with the following:

(a-c) This Statement is being filed by the following beneficial owners of Class A Common Stock (each, a “Reporting Person”):

(i)	BlueMountain Nautical LLC, a Delaware limited liability company (“Nautical”), with respect to the Class A Common Stock directly owned by it;

(ii)	BlueMountain Guadalupe Peak Fund L.P., a Delaware limited partnership and sole owner of Nautical (“Guadalupe”), with respect to the Class A Common Stock directly owned by Nautical;

(iii)	BlueMountain Long/Short Credit GP, LLC, a Delaware limited liability company and the general partner of Guadalupe (the “General Partner”), with respect to the Class A Common Stock indirectly owned by Guadalupe;

(iv)	BlueMountain GP Holdings, LLC, a Delaware limited liability company and the sole owner of the General Partner (“GP Holdings”), with respect to the Class A Common Stock indirectly owned by the General Partner; and

(v)	BlueMountain Capital Management, LLC, a Delaware limited liability company (the “Investment Manager”), which serves as the non-member manager of Nautical and the investment manager to Guadalupe, and has investment discretion with respect to the Class A Common Stock directly owned by Nautical.

The principal business of: (i) each of Nautical and Guadalupe is to serve as a private investment fund; (ii) the General Partner is to serve as the general partner of Guadalupe and certain other private funds for which the Investment Manager serves as investment manager; (iii) GP Holdings is to serve as the sole owner of the General Partner and a number of other entities which act as the general partner of private investment funds for which the Investment Manager serves as investment manager (including Guadalupe); and (iv) the Investment Manager is to serve as investment manager to a number of private investment funds (including Guadalupe), to serve as non-member manager to Nautical and to make investment decisions on behalf of such entities.

The executive officers, directors, and control persons of the Reporting Persons are as follows:

Andrew Feldstein	Chief Executive Officer and Co-Chief Investment Officer of the Investment Manager; Chief Executive Officer and Co-Chief Investment Officer of GP Holdings; Manager of the General Partner

Stephen Siderow	Managing Partner and Co-President of the Investment Manager; Managing Partner and Co-President of GP Holdings

Derek Smith	Managing Partner and Co-Chief Investment Officer of the Investment Manager; Managing Partner and Co-Chief Investment Officer of GP Holdings

Alan Gerstein	Senior Adviser of the Investment Manager; Senior Adviser of GP Holdings; Manager of the General Partner

Bryce Markus	Managing Partner, Co-President and Chief Risk Officer of the Investment Manager; Managing Partner, Co-President and Chief Risk Officer of GP Holdings

Michael Liberman	Managing Partner and Chief Operating Officer of the Investment Manager; Managing Partner and Chief Operating Officer of GP Holdings

CUSIP No. 69036R 103

David Rubenstein	Managing Partner, General Counsel and Secretary of the Investment Manager; Managing Partner, General Counsel and Secretary of GP Holdings

Peter Greatrex	Managing Partner and Head of Private Investments of the Investment Manager; Managing Partner and Head of Private Investments of GP Holdings

Paul Friedman	Chief Financial Officer and Chief Administrative Officer of the Investment Manager; Chief Financial Officer and Chief Administrative Officer of GP Holdings

Elizabeth Gile	Manager of the General Partner

Gary Linford	Manager of the General Partner

Mark Shapiro	Manager of the General Partner

The business address of Nautical, Guadalupe, the General Partner, Investment Manager, GP Holdings, Mr. Feldstein, Mr. Siderow, Mr. Smith, Mr. Gerstein, Mr. Markus, Mr. Liberman, Mr. Rubenstein, Mr. Greatrex, Mr. Friedman, Ms. Gile and Mr. Shapiro is 280 Park Avenue, 12th Floor, New York, New York 10017.

The business address of Mr. Linford is c/o HighWater, Pavilion Commercial Centre, 1st Floor, 802 West Bay Road, P.O. Box 30599, KY1-1203, Grand Cayman, Cayman Islands.

(f) Mr. Feldstein, Mr. Siderow, Mr. Smith, Mr. Gerstein, Mr. Markus, Mr. Liberman, Mr. Rubenstein, Mr. Greatrex, Mr. Friedman, Ms. Gile and Mr. Shapiro are U.S. citizens. Mr. Linford is a South African citizen.

Item 5. Interest in Securities of the Issuer.

Paragraphs (a), (b) and (c) of Item 5 of the Schedule 13D are hereby deleted and replaced with the following:

(a-b) All percentages set forth in this Schedule 13D are based on the 364,860,858 shares of Class A Common Stock of the Issuer outstanding as of February 24, 2016, as reported on the Issuer’s Form 10-K filed with the Securities and Exchange Commission on March 1, 2016. The information set forth in Rows 7-13 of each Cover Page of this Schedule 13D is hereby incorporated herein by reference.

(c) During the last 60 days ending March 11, 2016, Nautical effected the following transactions of Class A Common Stock:

Date	Amount	Price per Share	Type of Transaction
March 11, 2016	32,200	$2.20	open market sale

No other Reporting Person effected any transactions in any securities of the Issuer.

Item 7. Material to be Filed as Exhibits.

The following shall be added to the end of Item 7:

2. Joint Filing Agreement dated March 15, 2016, attached as Exhibit 2 hereto.

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement with respect to the undersigned is true, complete and correct.

Date: March 15, 2016

BLUEMOUNTAIN CAPITAL MANAGEMENT, LLC

By:	/s/ Eric M. Albert
Name: Eric M. Albert, Chief Compliance Officer

BLUEMOUNTAIN GP HOLDINGS, LLC

By:	/s/ Eric M. Albert
Name: Eric M. Albert, Chief Compliance Officer

BLUEMOUNTAIN NAUTICAL LLC
BY: BLUEMOUNTAIN CAPITAL MANAGEMENT, LLC

By:	/s/ Eric M. Albert
Name: Eric M. Albert, Chief Compliance Officer

BLUEMOUNTAIN GUADALUPE PEAK FUND L.P.
BY: BLUEMOUNTAIN LONG/SHORT CREDIT GP, LLC
BY: BLUEMOUNTAIN GP HOLDINGS, LLC

By:	/s/ Eric M. Albert
Name: Eric M. Albert, Chief Compliance Officer

BLUEMOUNTAIN LONG/SHORT CREDIT GP, LLC
BY: BLUEMOUNTAIN GP HOLDINGS, LLC

By:	/s/ Eric M. Albert
Name: Eric M. Albert, Chief Compliance Officer

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement; provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)